U.S. SECURITIES AND EXCHANGE COMMISSION
Washington D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

March 17, 2009

Commission File No.:  0-13966

GRAND PEAK CAPITAL CORP.
(Translation of Registrant's name into English)

900-555 Burrard Street, Vancouver, B.C.  V7X 1M8
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [    ]

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [    ]

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐ Yes	☒ No

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Registrant:            GRAND PEAK CAPITAL CORP.

By:                          /s/ Navchand Jagpal
NAVCHAND JAGPAL, PRESIDENT

Date:                      March 17, 2009

EXHIBIT INDEX

Exhibit No.	Description

99.1	Consolidated Financial Statements for the three and nine months ended June 30, 2008
99.2	Management's Discussion and Analysis of Financial Condition and Results of Operations for the nine months ended June 30, 2008
99.3	Certification of Interim Filings by Chief Executive Officer
99.4	Certification of Interim Filings by Chief Financial Officer